Exhibit 4.20.1

Memorandum on Adjustment of Rent of Land Use Rights

Pursuant to the Memorandum on Adjustment of Rent of Land Use Rights dated August 21, 2009, between China Petrochemical Corporation (“Sinopec Group Company”) and China Petroleum & Chemical Corporation (“Sinopec”), it is acknowledged that the total area of land leased from Sinopec Group Company by Sinopec is 416,272,780.90 square meters and the annual rent payable for the leased land is RMB 6,726,968,139.34.  After negotiations and with reference to the land rent appraised and calculated by the intermediary (benchmark date of appraisal being fixed on June 30, 2012) by adopting the Modificative Method of Benchmark Land-price Coefficient based on 2012 benchmark land price applied by the district/county where the land plot is located, Sinopec Group Company and Sinopec agree to make the following adjustment to the rent of land use rights payable for 2013: (i) increase the land area leased by Sinopec from Sinopec Group Company for 2013 by 1,562,676.09 square meters to 417,835,456.99 square meters; and (ii) increase the rent of land use rights payable for 2013 by RMB 4,072,637,723.92 to RMB 10,799,605,863.26.

After the adjustment, the total area of land leased by Sinopec is 417,835,456.99 square meters and the total rent of land use rights payable to Sinopec Group Company by Sinopec is RMB 10,799,605,863.26 (with annual average rent of land use rights at RMB 25.85 per square meter).

China Petrochemical Corporation	China Petroleum & Chemical Corporation
/s/ LI Chunguang	/s/ WANG Xinhua
August 24, 2012	August 24, 2012